Exhibit 12
Travelport Limited
Computation of Ratio of Earnings to Fixed Charges

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(in $ millions)	2009	2008	2007

Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes and equity in losses of investment in Orbitz Worldwide	(775)	11	(391)
Plus: Fixed charges	297	359	410

Earnings available to cover fixed charges	(478)	370	19

Fixed Charges:
Interest, including amortization of deferred financing costs	287	347	398
Interest portion of rental payment	10	10	12

Total fixed charges	297	357	410

Ratio of Earnings to Fixed Charges	n/a	1.04	n/a
     Due to the loss from continuing operations before income taxes and equity in losses of investments in Orbitz Worldwide for the years ended December 31, 2009 and 2007, the Company’s earnings would have been insufficient to cover fixed charges by $775 million and $391 million, respectively.